SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. _*_)


                                 RESEARCH, INC.
                          COMMON STOCK, $.50 PAR VALUE

                              (CUSIP NO. 76089810)

                               FRANK C. HAYER III
                               3376 RACCOON RIDGE
                                ADEL, IOWA 50003

                                  515-996-2772

                                  April 6, 2000
                       Date of Event which requires filing

* - Final Amendment

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1. NAME OF REPORTING PERSON: FRANK C. HAYER III

   S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON: NOT
   INCLUDED

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      Check "B"- No group

3. SEC USE

4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)     Do Not Check- NA

6. CITIZENSHIP OR PLACE OF ORGANIZATION- UNITED STATES OF
    AMERICA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE VOTING POWER:  63,650

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SHARED VOTING POWER: 0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE DISPOSITIVE POWER: 63,650

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER: 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 63,650

12. CHECK BOX IF THE AGGREGATE AMOUNT IN NO. 11 EXCLUDES
    CERTAIN SHARES:   NA- Do Not Check Box

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
    4.92%

14. TYPE OF REPORTING PERSON:  IN


ITEM 1. SECURITY AND ISSUER

The Issuer of the securities is RESEARCH, INCORPORATED, a Minnesota corporation ("Issuer")

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The principal place of business of the Issuer is 6425 Flying Cloud Drive, Eden
Prairie, Minnesota 55344.

The class of securities covered in this filing is the $.50 par value common stock ("Shares") which are listed on the NASDAQ National Market under the symbol "RESR".

ITEM 2. IDENTITY AND BACKGROUND

Provide the answers to the following questions for each Reporting Person:

   a. Name:  Frank C. Hayer III

   b. Residence: 3376 Raccoon Ridge, Adel, IA  50003

   c. Present principal occupation or employment and address of any corporate or other organization in which such employment is conducted: Owner and general manager of radio station KHBT FM, 2196 Montana Ave. Humboldt, IA 50548.

   d. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar midemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:
      No


   e. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgement, decree or final order: No

   f. Citizenship: United States


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The funds used were the personal funds of Mr. Hayer.

ITEM 4. PURPOSE OF TRANSACTION

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      The transaction is for investment diversification purposes. Additional shares may be sold either in the open market or privately from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Mr. Hayer beneficially owns 63,650 shares of the Common Stock, which constitutes
4.92 % of the Common Stock. This percentage was calculated based upon 1,292,778 total shares outstanding as of 12/31/1999 as reported in the Form 10-Q of the issuer filed on 2/10/2000. Mr. Hayer holds sole power to vote and sole power to dispose of all such Shares.

Following are the transactions by Mr. Hayer within the last sixty days or since the last filing of Schedule 13D (sales in open market unless noted).

DATE        NO. OF SHARES     PRICE PER SHARE        TOTAL
4/6/2000      1,000             $6.5547           $6,554.77


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None


               SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 6, 2000     _____________________________________________

                         Frank C. Hayer III, Individually